UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number:  0-17229

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K      Form 20-F     Form 11-K    Form 10-Q    Form N-SAR
            ---           ---           ---           ---          ---


        For Period Ended:
        [ ] Transition  Report on Form 10-K
        [ ] Transition  Report on Form 20-F
        [ ] Transition  Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

DAKA International, Inc.
- --------------------------------------------------------------------------------
Full Name of Registrant


- --------------------------------------------------------------------------------
Former Name if Applicable


One Corporate Place, 55 Ferncroft Road
- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Danvers, Massachusetts  01923
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City, State and Zip Code


PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            X        (a)    The reasons  described in reasonable  detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

            X        (b)    The  subject  annual  report,   semi-annual  report,
                            transition  report on Form 10-K,  Form  20-F,  11-K,
                            Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

THERE ARE CERTAIN FACTORS WHICH MAY HAVE AN IMPACT ON THE FORM 10-K FILING OF THE REGISTRANT WHICH ARE UNRESOLVED AS OF THIS DATE.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   Earl T. Benson           508                  774-9115   ext.   1103
- --------------------------------------------------------------------------------
   (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).     X  Yes        No
                            ---        ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                X  Yes        No
                            ---        ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     THE FOLLOWING IS THE TEXT OF A PRESS RELEASE ISSUED BY DAKA INTERNATIONAL, INC. ON SEPTEMBER 9, 1996 WITH RESPECT TO OPERATING RESULTS FOR FISCAL 1996.

FOR IMMEDIATE RELEASE
SEPTEMBER 9, 1996

            DAKA INTERNATIONAL, INC. REPORTS EARNINGS FOR FISCAL 1996

Danvers,  Massachusetts,  September 9, 1996 - DAKA International,  Inc. (NASDAQ:
DKAI) today reported net income of $905,000 or $.09 per share for the fiscal year ended June 29, 1996. This compares to net income of $9,183,000 or $.96 per share (as restated for the Champps Entertainment Inc. and the Great Bagel and Coffee Company mergers) for the fiscal year ended July 1, 1995. Net income for the fourth quarter was $362,000 or $.03 per share, as compared to net income of $2,706,000 or $.26 per share, restated as above, for the fourth quarter, 1995. Included in the current fiscal year results are non-recurring charges relating to merger costs, along with charges related to the adoption of FAS No. 121. The decline in net income during the fourth quarter related primarily to the poor operating performance in the Fuddruckers segment and increased corporate SG&A.

Comments relating to the segment operating results are as follows:

         The Foodservice segment showed a 13.1% increase in revenues over the prior year reflecting the full year impact of the ServiceMaster acquisition, a 2% same store sales increase and slight margin improvement, offset, in part, by lost contracts. During fiscal 1996 the Company retained 89% of its contracts, which was slightly lower than its historical norm of 92%.

         Fuddruckers realized revenue growth of 18.9% reflecting the opening of 23 new units offset by negative same store sales of approximately 5% for the year. Operating margins decreased by 3.2% for the year. Fourth quarter margins decreased by 8.7% which was primarily the result of an 8% decrease in same store sales during the quarter.

         Champps reported revenue growth of 116% driven by the opening of seven new units in the latter half of fiscal 1995 and in fiscal 1996. Income from restaurant operations, however, was relatively flat for the year and down for the fourth quarter, as compared to the prior year, as a result of operating margins decreasing by 7.2% and 7.4%, respectively. This reduction in operating margins is the result of increased labor, operating expenses and amortization of pre-opening costs associated with these new restaurant openings.


         SG&A for the Company as a whole increased from 9.8% of revenues to 10.1% of revenues driven by an increase in Champps overhead, ongoing investment in information systems, costs associated with the build up of the Specialty Concepts infrastructure, pursuit of nontraditional foodservice venues and expenses related to the negotiations and due diligence associated with the proposed Kmart joint venture. The increase in Champps overhead reflects the addition of corporate staff necessary to support its aggressive expansion plans.

The  Company  also   indicated  that  it  does  not  expect  to  meet  analysts'
expectations for fiscal 1997 and is giving guidance to lower estimates to a range of $.70 to $.80 per share. Such guidance is based on an estimate of future events, which may differ from actual results. Many of the issues that have had an unfavorable impact on earnings for the third and fourth quarters of fiscal 1996 are projected to continue to adversely impact anticipated results for fiscal 1997, particularly in the first quarter which will be substantially below the first quarter results for fiscal 1996, and will most likely result in a net loss. Results for the Fuddruckers' segment continue to be disappointing for the first two months of the new fiscal year.

In addition, negotiations for the proposed Kmart joint venture have not been completed delaying the closing of the transaction. The Company continues to incur costs associated with this proposed joint venture. The Champps segment continues to experience poor operating margins based on costs associated with the new restaurants including amortization of pre-opening expenses.

William H. Baumhauer, Chairman and Chief Executive Officer of DAKA International, Inc. stated, "This year our Company did not achieve our financial goals. As we go forward, it is our intention to intensely focus on our core businesses and improve their profitability to acceptable levels. We are confident of our strategic direction and although it will take some time to return to acceptable quarterly performance, our opportunities for growth and profitability remain strong."

DAKA International, Inc. owns Fuddruckers, Inc. which operates or franchises over 200 Fuddruckers restaurants in the United States, Canada, Australia, and the Middle East; Daka, Inc. a leading provider of foodservice management in the United states with approximately $300 million in managed volume; and Champps Entertainment, Inc. a theme-based, media oriented restaurant concept in select locations coast to coast.

                                                     Operating Results by Segment
                                                   ($000) except per share amounts
                                                             (Restated)

                                                                             Quarters Ended                    12 Months ended
                                                                        Jun. 29,          Jul. 1,         Jun. 29,         Jul. 1,
                                                                          1996             1995             1996            1995
Revenues:
 Sales from profit and loss contracts ..........................       $  50,469        $  56,110        $ 218,361        $ 193,154
 Management fees ...............................................           1,473            1,557            5,572            5,691
 Restaurant sales - Champps ....................................          11,981            5,651           41,593           19,257
 Restaurant sales - Fuddruckers ................................          34,804           30,956          131,592          110,703
 Franchising income - Fuddruckers ..............................             820            2,080            6,575            5,372
 Franchising income - Specialty ................................             230               13              576               24
 Franchising income - Champps ..................................             128              216              555              636
                                                                             ---              ---              ---              ---
      Total revenues ...........................................       $  99,905        $  96,583        $ 404,824        $ 334,837
                                                                       =========        =========        =========        =========
Foodservice Segment:
 Sales from profit and loss contracts ..........................       $  50,469        $  56,110        $ 218,361        $ 193,154
 Operating expenses:
     Labor costs ...............................................          17,059           18,911           74,554           65,481
     Product costs .............................................          17,598           21,203           78,666           69,964
     Other operating expenses ..................................           8,696            9,194           33,137           30,581
     Depreciation and amortization .............................           1,429            1,392            5,665            4,509
                                                                           -----            -----            -----            -----
 Income from profit and loss contracts .........................           5,687            5,410           26,339           22,619
 Management fees ...............................................           1,703            1,570            6,148            5,715
                                                                           -----            -----            -----            -----
 Income from foodservice operations ............................           7,390            6,980           32,487           28,334
                                                                           -----            -----           ------           ------
Fuddruckers Segment:
 Sales from restaurant operations ..............................          34,804           30,956          131,592          110,703
 Operating expenses:
     Labor costs ...............................................          10,650            8,654           38,137           31,889
     Product costs .............................................          10,118            8,771           37,146           30,785
     Other operating expenses ..................................           9,792            7,605           35,582           28,504
     Depreciation and amortization .............................           2,303            1,507            7,953            5,273
                                                                           -----            -----            -----            -----
 Income from restaurant operations .............................           1,941            4,419           12,774           14,252
 Franchising income - Fuddruckers ..............................             820            2,080            6,575            5,372
                                                                             ---            -----            -----            -----
 Income from restaurant and franchising op .....................           2,761            6,499           19,349           19,624
                                                                           -----            -----           ------           ------
Champps Segment:
 Sales from restaurant operations ..............................          11,981            5,651           41,593           19,257
 Operating expenses:
     Labor costs ...............................................           4,031            1,803           13,797            5,971
     Product costs .............................................           3,492            1,659           11,981            5,590
     Other operating expenses ..................................           2,761            1,182            9,406            3,951
     Depreciation and amortization .............................           1,272              392            3,596            1,056
                                                                           -----              ---            -----            -----
 Income from restaurant operations .............................             425              615            2,813            2,689
 Franchising income - Champps ..................................             128              216              555              636
                                                                             ---              ---              ---              ---
 Income from restaurant and franchising op .....................             553              831            3,368            3,325
                                                                             ---              ---            -----            -----
Income from operations before selling, general
 and administrative expenses ...................................          10,704           14,310           55,204           51,283
                                                                          ------           ------           ------           ------

Selling, general and administrative expenses:
 Foodservice segment ...........................................           2,219            1,874            9,192            8,349
 Restaurant segment ............................................           2,106            2,869           11,080            9,063
 Corporate .....................................................           5,806            3,653           16,650           12,693
 Champps .......................................................           1,076              778            3,926            2,801
                                                                           -----              ---            -----            -----
     Total .....................................................          11,207            9,174           40,848           32,906
                                                                          ------            -----           ------           ------

Operating income before taxes and
      special charges ..........................................            (503)           5,136           14,356           18,377
Interest expense ...............................................           1,419            1,309            5,874            4,344
Interest income ................................................            (108)            (468)            (352)            (859)
Minority interest ..............................................             (58)              83             (811)              (8)
                                                                             ---               --             ----               --
Income before taxes and special charges ........................          (1,756)           4,212            9,645           14,900
Merger costs ...................................................               0                             2,900
Impairment and other charges ...................................               0                             5,711
                                                                               -                             -----
Income (loss) before taxes .....................................          (1,756)           4,212            1,034           14,900
Income taxes (benefit) .........................................          (2,118)           1,506              129            5,317
                                                                          ------            -----              ---            -----
Net income (loss) ..............................................       $     362        $   2,706        $     905        $   9,583
Preferred Stock dividend .......................................                                                                400
                                                                                                                                ---
Net income (loss) available for common s$ ......................             362        $   2,706        $     905        $   9,183
                                        ==                                   ===        =========        =========        =========

Weighted average shares:
 Primary .......................................................          11,453            7,209            9,972            6,790
 Fully diluted .................................................          11,717           11,233           10,535           11,228

Earnings (loss) per share:
 Primary .......................................................       $    0.03        $    0.38        $    0.09        $    1.35
 Fully diluted .................................................       $    0.03        $    0.26        $    0.09        $    0.96


                                                      DAKA International Inc.
                                                   Operating Results by Segment
                                                      As a percentage of sales
                                                             (Restated)

                                                                             Quarters Ended                    12 Months ended
                                                                       Jun. 29,         Jul. 1,          Jun. 29,           Jul. 1,
                                                                        1996             1995             1996               1995
Revenues
 Sales from profit and loss contracts ........................          50,469           56,110           218,361           193,154
 Management fees .............................................           1,473            1,557             5,572             5,691
 Restaurant sales - Champps ..................................          11,981            5,651            41,593            19,257
 Restaurant sales Fuddruckers ................................          34,804           30,956           131,592           110,703
 Franchising income - Fuddruckers ............................             820            2,080             6,575             5,372
 Franchising income Champps ..................................             128              216               555               636
                                                                           ---              ---               ---               ---
      Total revenues .........................................          99,675           96,570           404,248           334,813
                                                                        ======           ======           =======           =======

Foodservice:
 Sales from profit and loss contracts ........................          50,469           56,110           218,361           193,154
 Operating expenses:
     Labor costs .............................................            33.8%            33.7%             34.1%             33.9%
     Product costs ...........................................            34.9%            37.8%             36.0%             36.2%
     Other operating expenses ................................            17.2%            16.4%             15.2%             15.8%
     Depreciation and amortization ...........................             2.8%             2.5%              2.6%              2.3%
                                                                           ---              ---               ---               ---
 Income from profit and loss contracts .......................            11.3%             9.6%             12.1%             11.7%
 Management fees .............................................             3.4%             2.8%              2.8%              3.0%
                                                                           ---              ---               ---               ---
 Income from foodservice operations ..........................            14.6%            12.4%             14.9%             14.7%
                                                                          ====             ====              ====              ====

Fuddruckers:
 Sales from restaurant operations ............................          34,804           30,956           131,592           110,703
 Operating expenses:
     Labor costs .............................................            30.6%            28.0%             29.0%             28.8%
     Product costs ...........................................            29.1%            28.3%             28.2%             27.8%
     Other operating expenses ................................            28.1%            24.6%             27.0%             25.7%
     Depreciation and amortization ...........................             6.6%             4.9%              6.0%              4.8%
                                                                           ---              ---               ---               ---
 Income from restaurant operations ...........................             5.6%            14.3%              9.7%             12.9%
 Income from franchising operations ..........................             2.4%             6.7%              5.0%              4.9%
                                                                           ---              ---               ---               ---
 Income from restaurant and franchising op ...................             7.9%            21.0%             14.7%             17.7%
                                                                           ===             ====              ====              ====

Champps:
 Sales from restaurant operations ............................          11,981            5,651            41,593            19,257
 Operating expenses:
     Labor costs .............................................            33.6%            31.9%             33.2%             31.0%
     Product costs ...........................................            29.1%            29.4%             28.8%             29.0%
     Other operating expenses ................................            23.0%            20.9%             22.6%             20.5%
     Depreciation and amortization ...........................            10.6%             6.9%              8.6%              5.5%
                                                                          ----              ---               ---               ---
 Income from restaurant operations ...........................             3.5%            10.9%              6.8%             14.0%
 Income from franchising operations ..........................             1.1%             3.8%              1.3%              3.3%
                                                                           ---              ---               ---               ---
 Income from restaurant and franchising op ...................             4.6%            14.7%              8.1%             17.3%
                                                                           ===             ====               ===              ====

Income from operations before selling, general
 and administrative expenses .................................            10.7%            14.8%             13.7%             15.3%

Selling, general and administrative expens ...................            11.2%             9.5%             10.1%              9.8%

Operating income before taxes and special ....................            -0.5%             5.3%              3.6%              5.5%

Interest expense .............................................             1.4%             1.4%              1.5%              1.3%
Interest income ..............................................            -0.1%            -0.5%             -0.1%             -0.3%
Minority interest ............................................            -0.1%             0.1%             -0.2%             -0.0%
                                                                           ---              ---               ---               ---

Income before taxes and special charges ......................            -1.8%             4.4%              2.4%              4.4%

Merger costs .................................................             0.0%                               0.7%
Impairment and other charges .................................             0.0%                               1.4%
                                                                           ---                                ---

Income (loss) before taxes ...................................            -1.8%             4.4%              0.3%              4.4%
Income taxes (benefit) .......................................            -2.1%             1.6%              0.0%              1.6%
                                                                           ---              ---               ---               ---
Net income (loss) ............................................             0.4%             2.8%              0.2%              2.9%
                                                                           ===              ===               ===               ===

                            DAKA International, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:    September 27, 1996                  By:      /s/Earl T. Benson
                                                      -----------------
                                                      Earl T. Benson
                                                      Executive Vice President,
                                                      Chief Financial  Officer,
                                                      and Treasurer
                                                      (Principle Financial and
                                                       Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See U.S.C. 1001)

                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.